UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-07912

Date examination completed: August 31, 2021

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD D03721305	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Old Westbury Funds, Inc.

4.	Address of principal executive office:

103 Bellevue Parkway, Wilmington, Delaware 19809

Report of Management on Compliance with Certain Provisions of the
Investment Company Act of 1940

December 23, 2021

I, as a member of management of Old Westbury All Cap Core Fund, Old Westbury California Municipal Bond Fund, Old Westbury Fixed Income Fund, Old Westbury Large Cap Strategies Fund (excluding Baillie Gifford China Sleeve), Old Westbury Municipal Bond Fund, Old Westbury New York Municipal Bond Fund, and Old Westbury Small & Mid Cap Strategies Fund (Tax Managed Sleeve, and U.S. Mid Cap Sleeve) (collectively, the “Funds”), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2021 and from July 22, 2021 through August 31, 2021.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2021 and from July 22, 2021 through August 31, 2021, with respect to securities reflected in the investment account of the Funds.

By: /s/ Matthew A. Rizzi

Matthew Rizzi

Old Westbury Funds, Inc.

Vice President & Treasurer

Ernst & Young LLP One Manhattan West New York, NY 10001	Tel: +1 212 773 3000 Fax: +1 212 773 6350 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Old Westbury Funds, Inc.

We have examined management’s assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, that Old Westbury Funds, Inc. (comprising, respectively, Old Westbury All Cap Core Fund, Old Westbury California Municipal Bond Fund, Old Westbury Fixed Income Fund, Old Westbury Large Cap Strategies Fund (excluding Baillie Gifford China Sleeve), Old Westbury Municipal Bond Fund, Old Westbury New York Municipal Bond Fund, and Old Westbury Small & Mid Cap Strategies Fund (Tax Managed Sleeve, and U.S. Mid Cap Sleeve) (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of August 31, 2021. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination was conducted in accordance with the standards of the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2021 and with respect to agreement of security purchases and sales, for the period from July 22, 2021 (the date of our last examination) through August 31, 2021:

•	Confirmation of all securities held by Bank of New York Mellon, Federated Shareholder Services Company, and SEI Investments Company in book entry form;

•	Reconciliation of such securities to the books and records of the Funds and the custodian;

•	Agreement of pending purchase activity as of August 31, 2021 to documentation supporting corresponding subsequent cash payments and related settlements; and

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•	Agreement of a total of five security purchases and five security sales across all Funds since our last examination from the books and records of the Funds to cash settlement per the bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2021, with respect to securities, reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Old Westbury Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

December 23, 2021

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